UNITED STATES
SECURITY AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
VimpelCom Ltd.

(Name of Issuer)
Preferred Shares of Nominal Value $0.001 Each

(Title of Class of Securities)
G9360W 115

(CUSIP Number)
Oleg Kiselev, Strovolou 124, 1st Floor, Flat/Office 103 Nicosia, Cyprus 2042. Tel: +357 22 465 950

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 6, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746(3-06)

CUSIP No.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Forrielite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		123,600,000 Shares Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

123,600,000 Shares Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,600,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
Oleg Kiselev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		123,600,000 Shares Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

123,600,000 Shares Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,600,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

     Item 1. Security and Issuer.
     This statement on Schedule 13D, filed jointly by the Reporting Persons, relates to the convertible preferred stock, nominal value US$0.001 per share (the “Preferred Stock”) of VimpelCom Ltd. (“VimpelCom”). The address of the principal executive office of VimpelCom is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.
     Item 2. Identity and Background.
     Reporting Persons:
     Forrielite Limited:
     (a) Name: Forrielite Limited (“Forrielite”), a company registered in the Republic of Cyprus, registration No. HE 284188.
     (b) Registered address: Strovolou 124, 1st floor, Flat/Office 103, Strovolos, 2042, Nicosia, Cyprus.
     (c) The principal business of Forrielite is to function as a holding company.
     (d) — (e): During the past five years, Forrielite has not (a) been convicted in a criminal proceeding or (b) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     The sole Director of Forrielite is Menwin Management Limited. Current information concerning the identity and background of the sole Director is as follows:
     (a) Name: Menwin Management Limited
     (b) Address: Strovolou 124, 1st floor, Flat/Office 103, Strovolos, 2042, Nicosia, Cyprus
     (c) Principal Occupation: Among other things, to undertake and exercise either alone or jointly with others anywhere in the world the function of consultant auditors, accountants, the office or the offices and duties of director, manager, secretary, treasurer, consultant, agent or representative of or with any company.
     (d) — (e) During the past five years, Menwin Management Limited has not (a) been convicted in a criminal proceeding or (b) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     Oleg Kiselev
     Oleg Kiselev is the sole beneficial owner of Forrielite and thus may be deemed to control Forrielite. Current information concerning the identity and background of Oleg Kiselev is as follows:
     (a) Name: Oleg Kiselev
     (b) Address:
     ul. Novocheryemushkinskaya, Building 62, corp. 1, kv. 74
     Moscow, Russia
     (c) Principal Occupation and Business Address:

Principal Occupation	Address
Deputy Chairman of OJSC RUSNANO	Prospect 60-letia Oktiabria 10A Moscow, Russia

Board Member of Financial Corporation Otkritie	Timura Frunze Street 11, Building 1 Moscow, Russia
     (d) — (e) During the past five years, Oleg Kiselev has not (a) been convicted in a criminal proceeding or (b) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     (f) Citizenship: Russian
     Item 3: Source and Amount of Funds or Other Consideration
     The acquisition was financed through a loan agreement, dated June 3, 2011, between Forrielite and BVI Company Sparrowhill Trading Limited (“Sparrowhill”),

the registered address of which is Trident Chambers, P.O. Box 146 Road Town Tortola, BVI. By the terms of the agreement, Sparrowhill advanced Forrielite a loan in the amount of $108,000,000. A description of the loan agreement is provided in Item 6 and the foregoing description of the loan agreement is qualified in its entirety by reference to the text of the agreement filed as Exhibit 99.1 hereto, which is incorporated by reference.
     Item 4: Purpose of Transaction
     On June 3, 2011, Forrielite and Altimo Coöperatief U.A. (“Altimo Coop”) entered into a Share Sale and Purchase Agreement (the “SPA”) pursuant to which Altimo Coop agreed to sell to Forrielite 123,600,000 shares of Preferred Stock. A description of the SPA is provided in Item 6 and the foregoing description of the SPA is qualified in its entirety by reference to the text of the agreement filed as Exhibit 99.2 hereto, which is incorporated by reference.
     The acquisition was undertaken for investment purposes. With the acquisition of 123,600,000 shares, Forrielite will acquire 28.5% of the Preferred Stock and 5.9950% in the issued share capital of VimpelCom. This represents 5.9950% of the voting shares of VimpelCom.
     Under the terms of the SPA, Altimo Coop’s obligation to sell, and Forrielite’s obligation to purchase, such shares of Preferred Stock was conditioned upon the delivery of a signed opinion from a Queen’s Counsel at the English Bar to enable the transfer of the shares. Such opinion was delivered on June 6, 2011.
     Item 5. Interest in Securities of the Issuer.
     (a) Forrielite is the direct beneficial owner, and through his control of Forrielite, Oleg Kiselev may be deemed a beneficial owner, of 123,600,000 shares of Preferred Stock, representing approximately 28.5% of VimpelCom Ltd.’s outstanding shares of Preferred Stock. Each share of Preferred Stock entitles the holder to the same voting rights as the holder of each share of Common Stock and is convertible into one share of Common Stock. The holder of shares of Preferred Stock is entitled to convert such shares, at their option and at any time (i) after October 21, 2012 but before April 21, 2015, or (ii) during the period between the date on which a general offer under Bye-Law 16.1 of VimpelCom’s bye-laws is announced and the final business day such offer is open for acceptance.
     To the best of the Reporting Persons’ knowledge, none of the persons (other than Forrielite) listed under Item 2 holds any shares of Preferred Stock of VimpelCom.
     (b) Forrielite and Oleg Kiselev possess joint power to vote and joint power to dispose of all of the acquired shares of Preferred Stock.

     (c) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the persons identified in response to Item 5(a) has entered into any transaction involving the shares of Preferred Stock within the past 60 days.
     (d) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Loan Agreement
     The acquisition was financed through a loan agreement, dated June 3, 2011, between Forrielite and Sparrowhill. By the terms of the agreement, Sparrowhill advanced to Forrielite a loan in the amount of $108,000,000. The foregoing description of the loan agreement is qualified in its entirety by reference to the text of the agreement filed as Exhibit 99.1 hereto, which is incorporated by reference.
     SPA
     Pursuant to the SPA dated June 3, 2011, Forrielite agreed to purchase from Altimo Coop 123,600,000 shares of Preferred Stock, which represents 5.9950% of VimpelCom’s issued share capital, in consideration for US$101,352,000.00 in cash. Under the terms of the SPA, Altimo Coop’s obligation to sell, and Forrielite’s obligation to purchase, such shares of Preferred Stock was conditioned upon the delivery of a signed opinion from a Queen’s Counsel at the English Bar to enable the transfer of the shares. Such opinion was delivered on June 6, 2011. The foregoing description of the SPA is qualified in its entirety by reference to the text of the agreement filed as Exhibit 99.2 hereto, which is incorporated by reference.
     Item 7. Material to be Filed as Exhibits.
     Exhibit 99.1: Loan Agreement, dated June 3, 2011, between Sparrowhill Trading Limited and Forrielite Limited.
     Exhibit 99.2: Agreement relating to the Sale and Purchase of Shares in VimpelCom Ltd., dated June 3, 2011, between Altimo Cooperatief U.A. and Forrielite Limited.
     Exhibit 99.3: Power of Attorney, dated April 28, 2011, evidencing the authority of Oleg Kiselev to sign on behalf of Forrielite Limited.

SIGNATURE
     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2011	FORRIELITE LIMITED
/s/ Oleg Kiselev
	Name:	Oleg Kiselev
	Title:	Attorney-in-Fact

Date: June 13, 2011	Oleg Kiselev
/s/ Oleg Kiselev
	Name:	Oleg Kiselev